Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

References herein to “we,” “us”, “our” and the “Company” refer to Victory Capital Holdings, Inc. and not to any of our wholly-owned subsidiaries. The following description of the terms of our securities is only a summary. This description is not complete and is subject to, and qualified in its entirety by reference to, our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part. We encourage you to read our Certificate of Incorporation, Bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

The Company’s Class A securities (our “Class A Common Stock”) are registered under Section 12 of the Securities Exchange Act of 1934 and are listed on the NASDAQ Stock Market LLC. Our Class A Common Stock trades under the symbol “VCTR.”

Common Stock

Holders of shares of our Class A Common Stock are entitled to one vote for each share of Class A Common Stock held on all matters submitted to a vote of the stockholders, and holders of shares of our Class B Common Stock (our “Class B Common Stock” are entitled to ten votes for each share of Class B Common Stock held on all matters submitted to a vote of the stockholders. Generally, holders of shares of our Class A Common Stock and Class B Common Stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders, unless otherwise required by law or with respect to the matters described in the immediately following paragraph. Generally, all matters to be voted on by the stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class.

Notwithstanding the foregoing paragraph, amendments to our Certificate of Incorporation, including as a result of a statutory merger, that would alter or change the powers, preferences or rights of the Class A Common Stock or Class B Common Stock so as to affect them adversely must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. In addition, under our Certificate of Incorporation, we may not increase or decrease the authorized number of shares of Class A Common Stock or Class B Common Stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of shares of our Class A Common Stock and Class B Common Stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of, and the payment of liquidation preferences on, if any, any outstanding shares of preferred stock.

Each outstanding share of Class B Common Stock will be convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon (i) any transfer, whether or not for value, except for certain permitted transfers described in our Certificate of Incorporation, including transfers to trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations and other entities exclusively owned by the stockholder or their family members in each case if controlled by such stockholders, or in the case of Crestview Partners II GP, L.P. (“Crestview GP”) or Reverence Capital Partners, LP (“Reverence Capital”), to

affiliates, (ii) the death of a stockholder who is a natural person and (iii) the termination of employment by an employee stockholder. All the outstanding shares of Class B Common Stock will convert automatically into shares of Class A Common Stock on the date that the number of shares of Class B Common Stock then outstanding (including unvested restricted shares) is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding (including unvested restricted shares). Following such conversion, each share of Class A Common Stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into Class A Common Stock, the Class B Common Stock may not be reissued.

Preferred Stock

Under the terms of our Certificate of Incorporation, our board of directors are authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following: (i) restricting dividends on common stock; (ii) diluting the voting power of the common stock; (iii) impairing the liquidation rights of the common stock; or (iv) delaying or preventing changes in control or management of us.

We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Dual Class Common Stock

As described above in "—Common Stock," our Certificate of Incorporation provides for a dual-class common stock structure pursuant to which holders of our Class B Common Stock have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A Common Stock and Class B Common Stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or its assets. Current investors, officers, directors and employees can exercise significant influence over those matters.

Classified Board

Our board of directors are classified into three classes of directors, and directors may be removed from office only for cause. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

Undesignated Preferred Stock

As discussed above in "—Preferred Stock," our board of directors can issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Certificate of Incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors can elect all our directors. So long as Crestview GP owns at least 50% of the voting power of our outstanding capital stock, Crestview GP can elect all our directors.

Action by Written Consent

Our Certificate of Incorporation requires that, so long as Crestview GP owns more than 50% of the voting power of our outstanding capital stock, actions by our stockholders may be taken by written consent. Once Crestview GP owns 50% or less of the voting power of our outstanding capital stock, actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent.

Ability of Stockholders to Call a Special Meeting

Our Certificate of Incorporation provides that special meetings of the stockholders may be called by the chairperson of the board of directors, our Chief Executive Officer, a majority of our board of directors or, for so long as Crestview GP owns more than 50% of the voting power of our outstanding capital stock, at the request of stockholders entitled to cast a majority of votes entitled to be cast at the meeting. Stockholders may not otherwise call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

Amendment of Charter Provisions

The amendment of the above provisions of our Certificate of Incorporation and Bylaws require approval by holders of at least a majority of the voting power of our outstanding capital stock entitled to vote generally in the election of directors. In addition, amendments to our Certificate of Incorporation, including as a result of a statutory merger, that would alter or change the powers, preferences or rights of the Class A Common Stock or Class B Common Stock so as to affect them adversely must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. In addition, under our Certificate of Incorporation, we may not increase or decrease the authorized number of shares of Class A Common Stock or Class B Common Stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class.

Delaware Anti-Takeover Statute

Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless: (i) prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or (iii) at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

We have opted out of Section 203 of the DGCL. However, our Certificate of Incorporation contains similar provisions prohibiting any business combination with any interested stockholder for a three-year period following the time such stockholder became an interested stockholder, unless one of the above conditions is met.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's outstanding voting stock.

Our Certificate of Incorporation provides that Crestview GP and its transferees do not constitute "interested stockholders" for purposes of this provision.

The provisions of Delaware law and the provisions of our Certificate of Incorporation and Bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Class A Common Stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

Corporate Opportunity

Our Certificate of Incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Crestview GP, Reverence Capital or any of their respective officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Crestview GP or Reverence Capital, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither Crestview GP, Reverence Capital nor any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitation on Director and Officer Liability and Indemnification

Our Certificate of Incorporation contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for: (i) any breach of the duty of loyalty to us or our stockholders; (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL; or (iv) any transaction from which an improper personal benefit is derived.

Our Bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law and that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We have entered into agreements to indemnify our directors, executive officers and members of the Employee Shareholders Committee. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.